John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

October 30, 2014 Ms. Karen Rossotto U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Re: The PFS Funds (the “Trust”) (File Nos. 811-09781 and 333-94671)

Dear Ms. Rossotto:

     On August 20, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 85 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 85 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement. The Amendment was filed for the purpose of adding a new series portfolio to the Trust – the Greenleaf Income Growth Fund (the “Fund”).

     On October 16, 2014, you provided comments to us relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized your comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Summary Section – Fees and Expenses of the Fund

1. Comment: With regard to the “other expenses” and the “acquired fund fees and expenses” line items, please include the footnote that states that such expenses are based on estimated amounts for the current fiscal year.

    Response: The Trust has revised the disclosure as you have requested.

2. Comment: Please confirm that the missing information in the fee table will be complete in the B-

Ms. Karen Rossotto U.S. Securities and Exchange Commission October 30, 2014

Filing.

    Response: The Trust confirms that the missing information will be completed in the B-Filing.

Summary Section – The Principal Investment Strategy of the Fund

3. Comment: Please disclose the market capitalization of the securities in which the Fund will invest or, alternatively, disclose that it will invest without regard to market capitalization.

    Response: The Trust has revised the disclosure as you have requested.

4. Comment: The first paragraph states that the Fund may invest in foreign securities. If the Fund will invest in the securities of emerging market countries, please disclose this and any associate risks.

    Response: The Adviser has advised us that the Fund will not invest in issuers of emerging market countries, and as such, no revisions to the disclosure have been made.

Summary Section – The Principal Risks of Investing in the Fund

5. Comment: The first two risks seem to relate only to domestic risk while the Fund may also invest in foreign securities. Please explain why domestic risk only is discussed in this section or broaden the risk disclosure.

    Response: The Trust has broadened the risk disclosure as you have requested. .

6. Comment: The first sentence in “Options Risk” should be moved to the strategy section as it is describe of the Fund’s strategy and not a risk.

    Response: The Trust has revised the disclosure as you have requested.

7. Comment: The disclosure on “Foreign Risk” discusses the Fund’s investments in ADRs. If the Fund will invest in unsponsored ADRs, please include specific risk disclosure associate with these types of securities.

    Response: The Adviser has advised us that the Fund will not invest in unsponsored ADRs, and as such, no revisions to the disclosure have been made.

8. Comment: In connection with Comment #3 above, if the Fund will invest in securities without consideration for market capitalization, please expand the risk disclosure relating to medium capitalization risk to also address small capitalization risk.

    Response: The Trust has revised the disclosure as you have requested.

9. Comment: In the section describing the “New Adviser Risk,” please consider removing “may” before “raise.”

    Response: The Trust has revised the disclosure as you have requested.

Ms. Karen Rossotto U.S. Securities and Exchange Commission October 30, 2014

10. Comment: Please add a section on growth risk as the Fund may invest for growth and income.

     Response: The Trust has revised the disclosure as you have requested.

11. Comment: In the disclosure relating to “MLP Risk,” please add the risks to investments of a return of capital in the MLP noting in particular the impact to shareholders.

     Response: The Trust has revised the disclosure as you have requested.

Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

12. Comment: In the discussion of portfolio holdings disclosure, please disclose, if applicable, whether the disclosure of the Fund’s portfolio securities is available on the Fund’s website.

     Response: The Trust has revised the disclosure as you have requested.

Management/Investment Adviser

13. Comment: Please add further explanation about each portfolio manager’s interests in other investment advisers and provide disclosure pertaining to conflicts of interests that may arise as a result of those interests.

     Response: The Trust has revised the disclosure in each of the Prospectus and SAI as you have requested.

Statement of Additional Information

Disclosure of Portfolio Holdings

14. Comment: In the second paragraph, pursuant to Form N-1A Item 16(f)(2), please identify the specific entities that will receive portfolio holdings disclosure.

     Response: The Trust has revised the disclosure as you have requested.

*           *           *

The Trust acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
  The Trust may not assert staff comments as a defense in any proceeding initiated by the

Ms. Karen Rossotto U.S. Securities and Exchange Commission October 30, 2014

         Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely, /s/ John H. Lively John H. Lively